SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           D & E Communications, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.16 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    232860106
                                    ---------
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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      CUSIP No. 232860106               13G              Page  2 of 6 Pages

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 1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:

    Anne B. Sweigart

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                                                                        (a) / /
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (b) /X/
    (SEE INSTRUCTIONS)

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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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      Number of Shares         5   SOLE VOTING POWER                      2,157*
    Beneficially Owned by
    Each Reporting Person
            With

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                               6   SHARED VOTING POWER                 3,158,106

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                               7   SOLE DISPOSITIVE POWER                334,867

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                               8   SHARED DISPOSITIVE POWER               36,000

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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        3,158,106
    REPORTING PERSON

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10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           X
    CERTAIN SHARES (SEE INSTRUCTIONS)

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           54.79%

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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

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*Each voting trustee who is also a shareholder and director of the Issuer (i.e.,
Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart and John Amos) has the right to retain 100 shares in their own name outside of the Voting Trust plus they retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership or Dividend Reinvestment Plan.

Item 1(a). Name of Issuer:

              D & E Communications, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

              124 East Main Street, P.O. Box 458, Ephrata, PA 17522-0458

Item 2(a). Name of Person Filing:

       Anne B. Sweigart

Item 2(b). Address of Principal Business Office or, if none, Residence:

       150 East Main Street, Ephrata, PA 17522

Item 2(c). Citizenship:

       United States

Item 2(d). Title of Class of Securities:

       Common Stock, Par Value $.16 Per Share

Item 2(e). CUSIP Number:

       232860106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not Applicable


Item 4. Ownership

  (a)  Amount Beneficially Owned:

       3,158,106 shares

  (b)  Percent of Class:

       54.79%

  (c)  Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                 2,157

         (ii) shared power to vote or to direct the vote:

                 3,158,106 shares


         (iii) sole power to dispose or to direct the disposition of:

                 334,867

     Mrs. Sweigart and certain other shareholders of the issuer are parties to a Voting Trust Agreement, dated as of November 19, 1992, and amended as of December 31, 1995 ("Voting Trust"), pursuant to which the Voting Trustees named therein have the right to exercise shared voting power on all matters submitted to the issuer's shareholders for a vote, but not investment power with respect to such shares. Mrs. Sweigart is a voting trustee of the Voting Trust and therefore exercises shared voting powers with the other trustees over the shares referenced in Item 4(c)(ii) but exercises sole investment power with respect to the shares referenced in Item 4(c)(iii). Mrs. Sweigart disclaims beneficial ownership of the shares referenced in Item 4(c)(ii). By its terms, the Voting Trust Agreement expires November 17, 2002.

         (iv) shared power to dispose or to direct the disposition of:

                 36,000


     Mrs. Sweigart is co-trustee of a separate trust which also owns shares which have been contributed to the Voting Trust, and as such, she exercises shared investment power, but no voting power, with respect to such shares. Mrs. Sweigart disclaims beneficial ownership of these shares.


Item 5. Ownership of Five Percent or Less of a Class

       Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person

       Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

       Not Applicable


Item 8. Identification and Class of Members of the Group

       Not Applicable

Item 9. Notice of Dissolution of Group

       Not Applicable


Item 10. Certification

       Not Applicable


Exhibits

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 27, 1997
                                       -----------------------------
                                       Date


                                       /s/ Anne B. Sweigart
                                       -----------------------------
                                       Signature


                                       Anne B. Sweigart/
                                       -----------------------------
                                       Name/Title

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 27, 1997
                                       -----------------------------
                                       Date



                                       -----------------------------
                                       Signature


                                       Anne B. Sweigart/
                                       -----------------------------
                                       Name/Title